Exhibit (d)(1)

CONFIDENTIALITY AGREEMENT

BETWEEN:

PETROTEQ ENERGY INC.

(the “Corporation”)

- and -

VISTON UNITED SWISS AG

(the “Potential Acquiror”)

CONTEXT:

A.

The Corporation and the Potential Acquiror (collectively, the “Parties” and each, a “Party”) wish to exchange information and enter into discussions on a confidential basis with respect to a proposed transaction involving the Parties (a “Proposed Transaction”).

B.

In the course of evaluating and completing a Proposed Transaction, it may become necessary for the Parties to provide each other with information and/or documentation that each Party herein considers to be of a confidential nature.

THEREFORE, the Parties agree as follows:

1.	In this Agreement:

1.1	“Affiliate” means an affiliate as that term is defined in the Business Corporations Act (Ontario).

1.2	“Agreement” means this agreement, as it may be confirmed, amended, supplemented or restated by written agreement between the Parties.

1.3	“Communication” means any notice, demand, request, consent, approval or other communication which is required or permitted by this Agreement to be given or made by a Party.

1.4

“Confidential Information” means all information, knowledge, data or property pertaining in any way whatsoever to the business, operations and/or assets of the Disclosing Party, any of its present or future Affiliates or a Proposed Transaction, which is of a confidential or proprietary nature (whether or not designated, marked, labelled or identified as confidential or proprietary), whether provided prior to the date hereof or hereafter, (including, but not limited to, this Agreement, contracts, letters of intent, financial statements, valuation information, cost and expense data, pricing information, market share information, product and/or service information, supplier information, customer/client information, marketing plans, manufacturing and processing techniques, program concepts, techniques, methods, know-how, environmental data, production data and processes, technology (including information technology), business plans, research, strategies, ideas and inventions, trade secrets and any other information that is not generally ascertainable from public or published information), and all summaries, extracts and copies thereof and all notes, memoranda, analyses, compilations, data, studies and other documents prepared by the Receiving Party, its Affiliates or any of their respective Representatives (as hereinafter defined) containing or based upon, in whole or in part, any such information, knowledge, data or property, whether communicated in written form, orally, visually, demonstratively, technically or by any other electronic form or other media, or committed to memory, and whether or not designated, marked, labelled or identified as confidential or proprietary, including all analyses, compilations, records, data, reports, correspondence, memoranda, specifications, materials, applications, technical data, studies, derivative works, reproductions, copies, extracts, summaries or other documents containing or based upon, in whole or in part, any of the information listed above in this Section 1.4, but excluding information that:

1.4.1	was already known to or owned by the Receiving Party through no wrongful act or omission of the Receiving Party prior to the date of disclosure by the Disclosing Party;

1.4.2	at the time of disclosure or thereafter becomes public knowledge through no fault or omission of the Receiving Party or any of its Affiliates or their respective Representatives;

1.4.3

is lawfully obtained by the Receiving Party from a third party who, to the knowledge of the Receiving Party, is not under any obligation of confidence to the Disclosing Party or any of its Affiliates; or

1.4.4	was developed by the Receiving Party independently of, and without the use of or reference to, the Confidential Information.

1.5	“Disclosing Party” means a party disclosing Confidential Information as contemplated by this Agreement;

1.6	“Receiving Party” means a party receiving Confidential Information as contemplated by this Agreement; and

1.7

“Representatives” means the advisors, agents, consultants, directors, officers, management, employees, subcontractors, and other representatives, including accountants, auditors, financial advisors, lenders and lawyers, of a Party or of that Party’s Affiliates, as applicable.

2.

Each Party agrees that it will keep confidential, and will require its Representatives, Affiliates and their respective Representatives receiving Confidential Information to keep confidential all Confidential Information disclosed or furnished to it by the Disclosing Party, its Affiliates or their respective Representatives. Each Party further agrees that it will neither use nor disclose to others, nor permit the use or disclosure of, any such Confidential Information except as may be required for the purposes expressly set forth in this Agreement. Without limiting the foregoing, neither Party shall be permitted to disclose the existence of this Agreement or the fact that the Parties are engaging in the confidential discussions described above without the express written consent of the other Party. Notwithstanding the foregoing, each Party acknowledges and agrees that upon execution of this Agreement the Corporation will and is entitled to issue the press release attached hereto as Schedule “A”.

3.

Each Party agrees to disseminate the other Party’s Confidential Information only to its Representatives directly concerned with a Proposed Transaction who have a reasonable need-to-know and to ensure that such persons are made aware of this Agreement. The foregoing shall not release either Party of any obligations hereunder, including, but not limited to, its responsibility for unauthorized use or disclosure by each Party’s respective Affiliates and its and their respective Representatives, and each Party shall defend, indemnify and hold harmless the other Party from and against all suits, actions, damages, claims and costs arising out of any breach of this Agreement by any of its respective Affiliates or its and their respective Representatives. Each Party will make all reasonable, necessary and appropriate efforts to safeguard the Confidential Information from disclosure to any person other than as permitted by this Agreement.

4.	Confidential Information will not be used by the Parties, their Affiliates or their respective Representatives, directly or indirectly, for any purpose other than to evaluate a Proposed Transaction.

5.	Without the prior written consent of a Party the other Party will not, and will cause its Representatives, its Affiliates and their respective Representatives not to, disclose to any other person:

5.1	any part of the Confidential Information;

5.2	that the Confidential Information has been made available;

5.3	that this Agreement has been entered into;

5.4	that any discussions or negotiations have been entered into with respect to a Proposed Transaction; or

5.5	any of the terms, conditions or other facts with respect to a Proposed Transaction,

except, and only to the extent that, disclosure is, in the opinion of the Receiving Party’s legal counsel, required to be made under applicable law or regulations or by any competent governmental, judicial or other authority, provided that the Receiving Party will advise the Disclosing Party so the Disclosing Party may seek a protective order or other appropriate remedy and, where reasonably practical, will consult with the Disclosing Party before that disclosure concerning the Confidential Information the Receiving Party proposes to disclose. The Receiving Party will co-operate with the Disclosing Party on a reasonable basis to obtain a protective order or other appropriate remedy.

6.	Each Party agrees to notify the other Party immediately upon discovery of an unauthorized use or disclosure of Confidential Information or any breach of this Agreement.

7.

The Corporation covenants and agrees that neither it nor any other person acting on its behalf will provide the Potential Acquiror, any of its Affiliates or any of their respective Representatives with any information that the Corporation believes constitutes material non-public information, unless prior thereto the Corporation and Potential Acquiror shall have agreed in writing (“Non-Public Information Agreement”) to receive such information and regarding the use of such information. The Corporation understands and confirms that the Potential Acquiror shall be relying on the foregoing covenant in entering into this Agreement and effecting a Proposed Transaction. In the event that the Corporation, or any of its Affiliates or any of their respective Representatives provides the Potential Acquiror, any of its Affiliates or any of their respective Representatives with any information that constitutes material non-public information without obtaining a Non-Public Information Agreement from the Potential Acquiror, in addition to any other remedy available to the Potential Acquiror, the Corporation shall publicly disclose such material non-public information within five (5) days of the date that it discloses such information to the Potential Acquiror. In the event that the Corporation discloses any material non-public information to the Potential Acquiror without an accompanying Non-Public Information Agreement and fails to publicly file or disclose in accordance with the above, the Potential Acquiror, upon two (2) days advance written notice to the Corporation, shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material non-public information without the prior approval by the Corporation. The Potential Acquiror shall have no liability to the Corporation for any such disclosure.

8.

If the Parties determine not to proceed with a Proposed Transaction, or if a Proposed Transaction is proceeded with but fails to close, each Receiving Party will promptly deliver to the Disclosing Party or destroy all Confidential Information provided to the Receiving Party or its Representatives, without retaining any copies or records.

9.

The Parties acknowledge that their computers and data storage and retrieval systems or network and, if applicable, their respective Representatives, may automatically back up Confidential Information stored in electronic form. The Parties agree that to the extent that those back-up procedures automatically create electronic copies of Confidential Information (“Secondary Information”), the Parties and, if applicable, their Representatives, may, despite any requirement under this Agreement to return or destroy Confidential Information, retain Secondary Information in its archival storage for the period that it would normally archive electronic data. Secondary Information will be subject to the provisions of this Agreement until destroyed and may not be accessed by the Parties or any of their respective Representatives during its period of archival storage.

10.

Each Receiving Party acknowledges that no express or implied representation or warranty is made by the Disclosing Party or any of its Representatives as to the accuracy or completeness of the Confidential Information or any other information concerning the Disclosing Party that is provided to or gathered by the Receiving Party, and agrees that the Disclosing Party, and its Representatives, will not have any liability, direct or indirect, to the Receiving Party or any of its Representatives, relating to or resulting from the Confidential Information or that other information, or the use by the Receiving Party or any of its Representatives of the Confidential Information or that other information, or reliance on any errors in or omissions from the Confidential Information or that other information, except in accordance with any specific representation or warranty made in any definitive agreement entered into in respect of a Proposed Transaction.

11.

Nothing contained in this Agreement shall be construed to obligate the Disclosing Party to disclose to the Receiving Party any Confidential Information. All Confidential Information will be and remain the sole and exclusive property of the Disclosing Party.

12.

The obligations set out in Agreement with respect to Confidential Information will terminate on the earlier of: (a) two (2) years from the date of this Agreement, provided however, with respect to any Confidential Information that constitutes a trade secret under applicable law, Section 2 of this Agreement shall survive and remain in full force and effect until such information ceases to constitute a trade secret under applicable law; and (b) the closing, if any, of a Proposed Transaction. For greater certainty, nothing in this Agreement shall prevent the Potential Acquiror from proceeding unilaterally with a take-over bid / tender offer for any securities of the Corporation or otherwise acquiring securities, and/or pursuing a change of control of, the Corporation or entering into any agreements in respect of same.

13.	This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the Province of Ontario and the laws of Canada applicable in that Province.

14.

This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties, and there are no representations, warranties or other agreements between the Parties in connection with the subject matter of this Agreement except as specifically set out in this Agreement. No Party has been induced to enter into this Agreement in reliance on, and there will be no liability assessed, either in tort or contract, with respect to, any warranty, representation, opinion, advice or assertion of fact, except to the extent it has been reduced to writing and included as a term in this Agreement.

15.	Any Communication must be in writing and either:

15.1	delivered personally or by courier;

15.2	sent by prepaid registered mail; or

15.3	sent by facsimile, e-mail or functionally equivalent electronic means of transmission, charges (if any) prepaid.

Any Communication must be sent to the intended recipient at its address as follows:

to the Potential Acquiror at:

VISTON UNITED SWISS AG

Haggenstreet 9, 9014 St. Gallen, Switzerland

Attention:

Tel No.:              [redacted]

Facsimile No.:

E-mail:                 [redacted]

With a copy to:

Gowling WLG (Canada) LLP

Attention: [redacted]

to the Corporation at:     15315 W Magnolia Blvd, Suite 120

                                       Sherman Oaks, California 91403

Attention:        R G Bailey

E-mail:            [redacted]

or at any other address as any Party may at any time advise the other by Communication given in accordance with this Section 15. Any Communication delivered to the Party to whom it is addressed will be deemed to have been given or made and received on the day it is delivered at that Party’s address, provided that if that day is not a business day then the Communication will be deemed to have been given or made and received on the next business day. Any Communication sent by prepaid registered mail will be deemed to have been given or made and received on the fifth business day after which it is mailed. If a strike or lockout of postal employees is then in effect, or generally known to be impending, every Communication must be delivered personally or by courier or transmitted by facsimile, e-mail or other functionally equivalent electronic means of transmission. Any Communication transmitted by facsimile, e-mail or other functionally equivalent electronic means of transmission will be deemed to have been given or made and received on the day on which it is transmitted; but if the Communication is transmitted on a day which is not a business day or after 5:00 p.m. (local time of the recipient), the Communication will be deemed to have been given or made and received on the next business day.

16.

Each section of this Agreement is distinct and severable. If any section of this Agreement, in whole or in part, is or becomes illegal, invalid or unenforceable in any jurisdiction, the illegality, invalidity or unenforceability of that section will not affect the legality, validity or enforceability of the remaining sections, or the legality, validity or enforceability of that section in any other jurisdiction.

17.

Each of the Parties irrevocably and unconditionally submits and attorns to the exclusive jurisdiction of the courts of the Province of Ontario to determine all issues, whether at law or in equity arising from this Agreement. To the extent permitted by applicable law, each of the Parties:

17.1

irrevocably waives any objection, including any claim of inconvenient forum, that it may now or in the future have to the venue of any legal proceeding arising out of or relating to this Agreement in the courts of that Province, or that the subject matter of this Agreement may not be enforced in those courts;

17.2

irrevocably agrees not to seek, and waives any right to, judicial review by any court which may be called upon to enforce the judgment of the courts referred to in this Section 17.2, of the substantive merits of any suit, action or proceeding; and

17.3

to the extent that Party has or may acquire any immunity from the jurisdiction of any court or from any legal process, whether through service or notice, attachment before judgment, attachment in aid of execution, execution or otherwise, with respect to itself or its property, irrevocably waives that immunity in respect of its obligations under this Agreement.

18.	No supplement, modification, amendment, waiver, discharge or termination of this Agreement or any section of this Agreement is binding unless it is in writing and executed by the Party to be bound. No waiver of, failure to exercise, or delay in exercising, any section of this Agreement constitutes a waiver of any other section (whether or not similar) nor does any waiver constitute a continuing waiver unless otherwise expressly provided.

19.

Neither this Agreement nor any right or obligation under it may be assigned by either Party without the prior written consent of the other Party. This Agreement enures to the benefit of and is binding upon the Parties and their respective successors and permitted assigns.

20.

This Agreement may be executed and delivered by the Parties in one or more counterparts, each of which will be an original, and those counterparts will together constitute one and the same instrument. Delivery of this Agreement by facsimile, e-mail or other functionally equivalent electronic means of transmission constitutes valid and effective delivery.

21.

This Agreement has been reviewed by each Party’s professional advisors, and revised during the course of negotiations between the Parties. Each Party acknowledges that this Agreement is the product of their joint efforts, that it expresses their agreement, and that, if there is any ambiguity in any of its provisions, no rule of interpretation favouring one Party over another based on authorship will apply.

Please confirm your agreement with the foregoing by signing and returning one copy of this Confidentiality Agreement to the Potential Acquiror’s representative, whereupon the Potential Acquiror shall execute this Confidentiality Agreement (and thus disclose its identity which shall be treated as Confidential Information) and this Confidentiality Agreement shall become a binding agreement between you and the Potential Acquiror.

[Remainder of page intentionally left blank. Signature page follows.]

DATED as of September 17, 2021.

PETROTEQ ENERGY INC.

Per:	“RG Bailey”
Name: R G Bailey
Title: Interim Chief Executive Officer

VISTON UNITED SWISS AG
Potential Acquiror

Per:	“Z. Roch”
Name: Z. Roch
Title: President of the Board

Schedule “A”

PETROTEQ ENTERS INTO CONFIDENTIALITY AGREEMENT WITH THIRD PARTY

Sherman Oaks, California – September ___, 2021 – Petroteq Energy Inc. (“Petroteq” or the “Company”) (TSXV:PQE; OTC:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, announced today that it has entered into a confidentiality agreement with the third party who was previously disclosed as being a client of Uppgard Konsult AB.

The purpose of the confidentiality agreement is to permit Petroteq to find out the identity and intentions of the third party and to allow the parties to discuss a potential transaction. There can be no assurance that any transaction with the third party will be entered into or completed at all. Any potential transaction would be subject to applicable director, shareholder and regulatory approvals.

About Petroteq Energy Inc.

Petroteq (https://www.petroteq.com/) is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits — outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq’s process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as “may,” “would,” “could,” “should,” “potential,” “will,” “seek,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” and similar expressions as they relate to the Company are intended to identify forward-looking information, including statements with respect to a transaction with the bidder. Readers are cautioned that there is no certainty that it will be commercially viable to produce any portion of the resources. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company’s current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation, negotiation and execution of definitive agreements with the bidder and all closing conditions being satisfied or waived. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company’s expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the “risk factors” that could cause actual results to differ materially from the Company’s forward-looking statements in this press release include, without limitation: the Company failing to receive the necessary approvals for any transaction with the bidder; uncertainties inherent in the estimation of resources, including whether any reserves will ever be attributed to the Company’s properties; since the Company’s extraction technology is proprietary, is not widely used in the industry, and has not been used in consistent commercial production, the Company’s bitumen resources are classified as a contingent resource because they are not currently considered to be commercially recoverable; full scale commercial production may engender public opposition; the Company cannot be certain that its bitumen resources will be economically producible and thus cannot be classified as proved or probable reserves in accordance with applicable securities laws; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; state of capital markets and the ability of the Company to raise capital; litigation; the commercial and economic viability of the Company’s oil sands hydrocarbon extraction technology, and other proprietary technologies developed or licensed by the Company or its subsidiaries, which currently are of an experimental nature and have not been used at full capacity for an extended period of time; reliance on suppliers, contractors, consultants and key personnel; the ability of the Company to maintain its mineral lease holdings; potential failure of the Company’s business plans or model; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses, availability of financing and other capital; potential damage to or destruction of property, loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; uninsurable or uninsured risks; potential conflicts of interest of officers and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company’s disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Petroteq Energy Inc.

R.G. Bailey

Chief Executive Officer

Tel: (800) 979-1897